EKTO VR, INC

OFFERING STATEMENT



OFFERING SUMMARY

Issuer Name	EKTO VR, INC
Co-Issuer Name	EKTO VR Community SPV, LLC
Doing Business As	EKTO VR
Offering Amount	$50,000 - $124,000
Security Type	Simple Agreement for Future Equity (SAFE)
Post-Money Company Valuation CAP	$15,000,000
Discount Rate	20%

COMPANY OVERVIEW

EKTO VR is developing immersion-enhancing products for adventurers in virtual worlds. Our current product, a compact wearable mobility system, eliminates cyber sickness and deepens immersion by allowing users to walk freely in the virtual world, while being maintained safely to the center of their 10 by 10 foot physical space.

Company History

Ten years ago, with 7 years of experience as a Flight Controls Systems Engineer for Honeywell Aerospace and an Electrical and Computer Engineering background from Cornell, Brad dove into his passion for immersive technologies by developing an experimental VR haptic exoskeleton system for the arm. Learning from this work that he could do more with advanced robotics systems, that he would need more entrepreneurship skills to bring an invention to market, and that solving locomotion was an essential part of scaling VR, he developed a mobility concept and brought it with him to Carnegie Mellon University's MSRD program where he began work on the concept while learning how to commercialize such inventions through programs like NSF I-Corps, Project Olympus, the Swartz Center, and eventually Ascender Boot Camp, AlphaLab Gear, and Venture Bridge, yielding both a functional $20k developers kit version that was a hit with users and a robust body of product-market fit research to direct and prioritize development. Refining and developing towards a consumer version of the system in pace alongside converging technologies like inside-out tracking, AI-powered VR content generation, and hardware advances put us on track to leverage these advances as the VR market matures (a few years ago some people had or used a VR headset, and now lots do) to meet the "When" of the market for our product. All of this has been done on about $830k of funding (industry leaders typically guess in the $10M+ range once trying out the system), and today we are dangerously close to a consumer version of our product - designed for manufacturing, lighter, faster, and at a consumer price point.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.

- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.

- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Bradley Factor	Stock	81.6%
Minority Ownership	Stock	18.4%

The above is the only ownership outstanding for the company. The ownership interests of a(n) PA Corporation give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Bradley Factor
Title: Founder & CEO
Work History: Brad has worked at EKTO VR as founder and CEO during this time.
Biography: Brad is a robotics engineer with extensive experience in controls systems engineering at Honeywell Aerospace and degrees from Cornell in Electrical and Computer Engineering and Carnegie Mellon University in Robotics. Beyond his 7 years in flight controls, he's worked on engineering projects

including a 3D printing technology, VR haptic exoskeleton, and submersible technology. He's been working on systems in VR locomotion for a decade.

Brad can design and build things that work far better, faster, and cheaper than what reason suggests is possible. He has a passion for immersion in virtual worlds and wants to help others access the worlds they'd love to explore. He's also a good guy focused on solving a specific, well-defined problem really well with a solution people are willing to pay for.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

Most of this funding will go to finishing up development, testing, and manufacturing of our first consumer-ready product, some will go to outreach so the people looking to buy them know they're available when they are, and then some is set aside for operational contingency or costs that come up along the way. This will get us from "nearly having our consumer-ready version development finished" to "selling our first few consumer-ready units" which is a pivotal step in our company's success. All of our investors will be part of making this happen, and we look forward to bringing you along on that journey to a key milestone.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Hardware Development	$12,400.00
Software Development	$22,320.00
Manufacturing & Assembly	$12,400.00
User Testing	$27,280.00
Product Launch Events & Outreach	$42,160.00
Operational Contingency	$7,440.00
Total	$124,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Security is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Inability To Sell Your SAFE
The law prohibits you from selling your SAFE (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your SAFE for its full term.

No Right to Participate in Management
As the owner of a Security, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Security) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Security.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Security. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Security

The law prohibits you from selling your Security (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Security for its full term.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Security will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Security are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Security. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Security has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Security, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$50,000.00	$124,000.00
Less: Intermediary Fee*	- $4,250.00	- $10,540.00
Net Proceeds	$45,750.00	$113,460.00

* 8.5% of total offering amount

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in EKTO VR, INC and how an investor's transaction and delivery of securities will be completed.

     a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with EKTO VR, INC ("SAFE Agreement") by way of the investor's electronic signature.

     b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

     c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

     d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

     e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Thread Bank.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are SAFE notes. They are governed by a separate document called the SAFE Agreement , which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the SAFE Agreement. However, this is only a summary. Before investing, you should read the Safe Agreement in its entirety.

- The principal amount of your SAFE note will be the amount you invest.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- Once you pay for your Security, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If you want to sell your Security, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Security offered does not have any voting rights.

- The Terms of Security being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The security will be illiquid (meaning you might not be able to sell it) for four reasons:

- The security prohibits the sale or other transfer of securities without the Company's consent.
- If you want to sell your security, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for the security as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the security except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your security until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the SAFE Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the SAFE agreement. For example, the Company could issue security agreements that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

n/a

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding the SAFE agreement. They could also issue other classes of securities with rights superior to those of investors holding the SAFE agreement.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Security is determined by the face amount of the security payable to be issued. The terms of the Security were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the security in the future. In the event that future valuation is required, any value given by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

The company could issue securities with rights superior to those of the SAFE agreement.

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the SAFE agreement.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the SAFE agreement.

7. *What other exempt offerings has the issuer conducted within the past three years?*

In 2023, The Company raised $57,000.00 from Reinforced Ventures and $50,000 from Innovation Works through Regulation D.

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
   4. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment
Chase	$ 0.60	0%	06/15/2025	$ 1.00
CapitalOne	$ 101.08	0%	06/04/2025	$ 15.00
PNC	$2,948.95	0%	06/06/2025	$ 25.00
Spilman Thomas & Battle	$16,092.60	0%	12/31/2025	$ 0
Bradley Factor & Jennifer Sydeski	$157,076.11	6.35%	04/10/2026	$ 0
Mindie & Mitchell Factor	$50,648.22	8%	08/14/2026	$ 0
Ruo Ding Li	$73,145.21	8%	08/17/2026	$ 0
Carnegie Mellon University	$37,465.75	10%	12/31/2026	$ 0
Innovation Works	$105,005.48	3%	06/30/2027	$ 0
Reinforced Ventures - EK Fund I	$366,462.53	2%	04/28/2026	$ 0
Reinforced Ventures Subscription Fund, LP - A2	$53,288.11	2%	01/26/2027	$ 0
Reinforced Ventures - EK Fund II	$61,567.81	5%	10/23/2028	$ 0
Total Balance	$923,802.45			$41.00

FINANCIAL INFORMATION

The financial information has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Balance Sheet

ASSETS	2023	2024
Cash & Equivalents	94,325	1,769
Accounts Receivable	-	-
Fixed Assets	141,819	141,819
Other Assets	26,089	29,655
TOTAL ASSETS	**262,233**	**173,243**
LIABILITIES & EQUITY		
Accounts Payable	-	-
ST-Debt Payable	13,361	20,304
LT-Debt Payable	846,860	876,915
TOTAL LIABILITIES	**860,221**	**897,219**
Retained Earnings	(507,881)	(648,109)
Net Income	(114,730)	(125,988)
TOTAL OWNER'S EQUITY	**(597,989)**	**(723,976)**
TOTAL LIABILITIES & EQUITY	**262,233**	**173,243**

Income Statement

INCOME	2023	2024
Total Revenue	5,145	8,196
Cost of Goods Sold	925	2,185
GROSS PROFIT	**4,220**	**6,011**
Operating Expenses	122,654	123,103
NET INCOME	**(114,730)**	**(125,988)**

Statement of Cash Flows

	2023	2024
NET INCOME (LOSS)	(114,730)	(125,988)
CASH FLOW ACTIVITIES		
Net Cash from Operations	(25,660)	3,377
Net Cash from Investing	(124,848)	-
Net Cash from Financing	294,232	30,055
NET INCREASE (DECREASE) IN CASH	28,994	(92,556)

Through 12/31/2024

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

	Prior Fiscal Year End	Most Recent Year End
Total Assets	262,233	173,243
Cash & Equivalents	94,325	1,769
Accounts Receivable	-	-
Short-Term Debt	13,361	20,304
Long-Term Debt	846,860	876,915
Revenue	5,145	8,196
Cost of Goods Sold	925	2,185
Taxes Paid	-	-
Net Income	(114,730)	(125,988)

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

     i) in connection with the purchase or sale of any security;

     ii) involving the making of any false filing with the SEC;

     iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section

4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i)   in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the Commission;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i) at the time of the filing of this offering statement bars the person from:
        a)   association with an entity regulated by such commission, authority, agency or officer;
        b)   engaging in the business of securities, insurance or banking;
        c)   engaging in savings association or credit union activities; or

    ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

    ii) places limitation on the activities, functions or operations of such person;

    iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
    ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

EKTO VR, INC.

SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE)

Investment Amount	**Date of Issuance**
US$ _____	June 13, 2025

THIS SIMPLE AGREEMENT FOR FUTURE EQUITY (this "**SAFE**") is issued by EKTO VR, INC., a DELAWARE corporation (the "**Company**"), to _____ (the "**Holder**") in exchange for Holder's payment of the investment amount set forth above (the "**Investment Amount**") for the equivalent value represented by this SAFE.

1.   <u>Definitions</u>. Capitalized terms not otherwise defined in this SAFE will have the meanings set forth in this Section 1.

1.1   "**Conversion Price**" means the lesser of (a) a price equal to 20% less than the per share price paid by the investors purchasing a majority of the equity in the Next Equity Financing; and (b) the price per share obtained by dividing (i) $15,000,000, by (ii) the Fully Diluted Capitalization; provided, however, that the term "Conversion Price" shall, in the event of a Corporate Transaction, equal fifty (50%) of the fair market value of the Company's common stock per share, as reflected in the Corporate Transaction, or if not specified within the Corporate Transaction, as determined by the Company's Board of Directors in good faith.

1.2   "**Conversion Shares**" (for purposes of determining the type of Equity Securities issuable upon conversion of this SAFE) means:

(a)   with respect to a conversion pursuant to Section 2.1, (i) shares of the Equity Securities issued in the Next Equity Financing; and

(b)   with respect to a conversion pursuant to Section 2.2, shares of Common Stock.

1.3   "**Common Stock**" means the Company's common stock, par value to be determined.

1.4   "**Corporate Transaction**" means:

(a)   the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets;

(b)   the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(c)   the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Corporate Transaction" if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the sale of Equity Securities in a bona fide financing transaction will not be deemed a "Corporate Transaction."

1.5   "**Dissolution**" means (a) a voluntary termination of the Company's operations; (b) a general assignment for the benefit of the Company's creditors; or (c) a liquidation, dissolution or winding up of the Company (other than a Corporate Transaction), whether voluntary or involuntary.

1.6   "**Equity Securities**" means (a) Common Stock; (b) any securities conferring the right to purchase Common Stock; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Stock. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (i) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (ii) any convertible promissory notes issued by the Company; and (iii) any SAFEs (including this SAFE) issued by the Company.

1.7   "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

1.8   "**Fully Diluted Capitalization**" means the number of issued and outstanding shares of the Company's capital stock, assuming the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase the Company's capital stock, without double-counting and in each case calculated on an as-converted to Common Stock basis.

1.9   "**Next Equity Financing**" means the next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this SAFE , in one or more offerings relying on any appropriate method provided in the Securities Act and corresponding Regulation thereunder for exemption from the registration requirements of Section 5 of the Securities Act, from which the Company receives gross proceeds of not less than US$500,000 (excluding, for the avoidance of doubt, the Investment Amount).

1.10   "**Preferred Stock**" means all series of the Company's preferred stock, whether now existing or hereafter created.

1.11   "**SAFEs**" mean any simple agreements for future equity (or other similar agreements) which are issued by the Company for bona fide financing purposes and which may convert into the Company's capital stock in accordance with its terms.

1.12   "**Securities Act**" means the Securities Act of 1933, as amended.

2.   Conversion. This SAFE will be convertible into Equity Securities pursuant to the following terms.

2.1   Next Equity Financing Conversion. This SAFE will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the Investment Amount by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Holder in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of this SAFE will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

2.2   Corporate Transaction Conversion. In the event of a Corporate Transaction prior to the conversion of this SAFE pursuant to Section 2.1, at the closing of such Corporate Transaction this SAFE will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the Investment Amount by (y) the applicable Conversion Price.

2.3   Mechanics of Conversion.

(a)   Financing Agreements. The Holder acknowledges that the conversion of this SAFE into Conversion Shares pursuant to Section 2.1 may require the Holder's execution of certain agreements relating to the purchase and sale of the Conversion Shares, as well as registration rights, rights of first refusal and co-sale, rights of first offer and voting rights, if any, relating to such securities (collectively, the "**Financing Agreements**"). The Holder agrees to execute all of the Financing Agreements in connection with a Next Equity Financing.

(b)   Certificates. As promptly as practicable after the conversion of this SAFE and the issuance of the Conversion Shares, the Company (at its expense) will issue and deliver a certificate or certificates evidencing the Conversion Shares (if certificated) to the Holder, or if the Conversion Shares are not certificated, will deliver a true and correct copy of the Company's share register reflecting the Conversion Shares held by the Holder. The Company will not be required to issue or deliver the Conversion Shares until the Holder has surrendered this SAFE to the Company (or provided an instrument of cancellation or affidavit of loss). The conversion of this SAFE pursuant to Section 2.1 and Section 2.2 may be made contingent upon the closing of the Next Equity Financing and Corporate Transaction, respectively.

3.   Priority. In the event of a Dissolution while this SAFE is outstanding, the Company will pay the Holder an amount equal to the Investment Amount (the "**Repayment**") immediately prior to, or concurrently with, the consummation of the Dissolution. The Company's obligation to make the Repayment will rank senior in right of payment to the Company's capital stock and *pari passu* with any convertible debt of the Company.

4. <u>No Rights as a Stockholder</u>. The Holder is not entitled by virtue of holding this SAFE to be deemed a holder of the Company's capital stock for any purpose, nor will anything contained in this SAFE be construed to confer on the Holder, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until Conversion Shares have been issued upon the terms described in this SAFE.

5. <u>Shareholder's Agreement</u>. In connection with the purchase of this SAFE, the Holder hereby agrees to execute a Shareholder's Agreement, should one be presented by the Company to the Holder, of a nature to be determined upon the time of conversion of the SAFE. The Holder agrees to execute all necessary documents, amendments, or addenda that may be presented by the Company to the Holder for execution in connection with the conversion of the SAFE.

6. <u>Representations and Warranties of the Company</u>. In connection with the transactions contemplated by this SAFE, the Company hereby represents and warrants to the Holder as follows:

6.1 <u>Due Organization; Qualification and Good Standing</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of DELAWARE and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

6.2 <u>Authorization and Enforceability</u>. Except for the authorization and issuance of the Conversion Shares, all corporate action has been taken on the part of the Company and its officers, directors and stockholders necessary for the authorization, execution and delivery of this SAFE. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this SAFE valid and enforceable in accordance with its terms.

7. <u>Representations and Warranties of the Holder</u>. In connection with the transactions contemplated by this SAFE, the Holder hereby represents and warrants to the Company as follows:

7.1 <u>Authorization</u>. The Holder has full power and authority (and, if an individual, the capacity) to enter into this SAFE and to perform all obligations required to be performed by it hereunder. This SAFE, when executed and delivered by the Holder, will constitute the Holder's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

7.2 <u>Acquisition Entirely for Own Account</u>. The Holder acknowledges that this SAFE is made with the Holder in reliance upon the Holder's representation to the Company, which the Holder hereby confirms by executing this SAFE, that this SAFE, the Conversion Shares, and any Common Stock issuable upon conversion of the Conversion Shares (collectively, the "**Securities**") will be acquired for investment for the Holder's own account, not as a nominee or agent (unless otherwise specified on the Holder's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that the Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this SAFE, the Holder further represents that the Holder does not have any contract, undertaking, agreement or arrangement with any person to sell,

transfer or grant participations to such person or to any third person, with respect to the Securities. If other than an individual, the Holder also represents it has not been organized solely for the purpose of acquiring the Securities.

7.3   Disclosure of Information; Non-Reliance. The Holder acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities. The Holder further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. The Holder confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, the Holder is not relying on the advice or recommendations of the Company and has made its own independent decision that the investment in the Securities is suitable and appropriate for the Holder. The Holder understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

7.4   Restricted Securities. The Holder understands that the Securities have not been, and will not be, registered under the Securities Act or state securities laws, by reason of specific exemptions from the registration provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Holder's representations as expressed herein. The Holder understands that the Securities are "restricted securities" under U.S. federal and applicable state securities laws and that, pursuant to these laws, the Holder must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission ("**SEC**") and registered or qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Holder acknowledges that the Company has no obligation to register or qualify the Securities for resale and further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Holder's control, and which the Company is under no obligation, and may not be able, to satisfy.

7.5   No Public Market. The Holder understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities.

7.6   No General Solicitation. Neither the Holder, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder, (a) engaged in any general solicitation or (b) published any advertisement in connection with the offer and sale of the Securities.

7.7   Residence. If the Holder is an individual, then the Holder resides in the state or province identified in the address shown on the Holder's signature page hereto. If the Holder is a partnership, corporation, limited liability company or other entity, then the Holder's principal place of business is located in the state or province identified in the address shown on the Holder's signature page hereto.

7.8   Foreign Investors. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Holder hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities, including (a) the legal requirements within its jurisdiction for the purchase of the Securities; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other

tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of the Securities. The Holder's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction. The Holder acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Securities.

8. <u>Miscellaneous</u>.

8.1   <u>Successors and Assigns</u>. Except as otherwise provided herein, the terms and conditions of this SAFE will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties; provided, however, that the Company may not assign its obligations under this SAFE without the written consent of the Holder. This SAFE is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this SAFE.

8.2   <u>Choice of Law</u>. This SAFE, and all matters arising out of or relating to this SAFE, whether sounding in contract, tort, or statute will be governed by and construed in accordance with the internal laws of the State of DELAWARE , without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of DELAWARE.

8.3   <u>Counterparts</u>. This SAFE may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

8.4   <u>Titles and Subtitles</u>. The titles and subtitles used in this SAFE are included for convenience only and are not to be considered in construing or interpreting this SAFE.

8.5   <u>Notices</u>. All notices and other communications given or made pursuant hereto will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email or confirmed facsimile; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications will be sent to the respective parties at the addresses shown on the signature pages hereto (or to such email address, facsimile number or other address as subsequently modified by written notice given in accordance with this Section 8.5).

8.6   <u>No Finder's Fee</u>. Each party represents that it neither is nor will be obligated to pay any finder's fee, broker's fee or commission in connection with the transactions contemplated by this SAFE. The Holder agrees to indemnify and to hold the Company harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this SAFE (and the costs and expenses of defending against such liability or asserted liability) for which the Holder or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold the Holder harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this SAFE (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

8.7   Expenses. Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this SAFE.

8.8   Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this SAFE, the prevailing party will be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

8.9   Entire Agreement; Amendments and Waivers. This SAFE constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof. Any term of this SAFE may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Holder. Any waiver or amendment effected in accordance with this Section 8.9 will be binding upon each future holder of this SAFE and the Company.

8.10   Severability. If one or more provisions of this SAFE are held to be unenforceable under applicable law, such provisions will be excluded from this SAFE and the balance of the SAFE will be interpreted as if such provisions were so excluded and this SAFE will be enforceable in accordance with its terms.

8.11   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. The Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's first underwritten public offering (the "**IPO**") of its Common Stock under the Securities Act, and ending on the date specified by the Company and the managing underwriter(s) (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions): (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Holder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 8.11(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Holder only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock. Notwithstanding anything herein to the contrary (including, for the avoidance of doubt, Section 8.1), the underwriters in connection with the IPO are intended third-party beneficiaries of this Section 8.11(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in

connection with the IPO that are consistent with this Section 8.11(a) or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Holder's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Holder agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Holder's registrable securities of the Company (and the Company shares or securities of every other person subject to the restriction contained in this Section 8.11(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(b) <u>Further Limitations on Disposition</u>. Without in any way limiting the representations and warranties set forth in this SAFE, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 7 and the undertaking set out in Section 8.11(a) and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) the Holder has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

The Holder agrees not to make any disposition of any of the Securities to the Company's competitors, as determined in good faith by the Company.

(c) <u>Legends</u>. The Holder understands and acknowledges that the Securities may bear the following legend:

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT

REGISTRATION IS NOT REQUIRED UNDER THE ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE ACT.

8.12   Exculpation among SAFE Holders. The Holder acknowledges that it is not relying upon any person, firm, corporation or stockholder, other than the Company and its officers and directors in their capacities as such, in making its investment or decision to invest in the Company. The Holder agrees that no other holder of SAFEs, nor the controlling persons, officers, directors, partners, agents, stockholders or employees of any other holder of SAFEs, will be liable for any action heretofore or hereafter taken or not taken by any of them in connection with the purchase and sale of the Securities.

8.13   Acknowledgment. For the avoidance of doubt, it is acknowledged that the Holder will be entitled to the benefit of all adjustments in the number of shares of the Company's capital stock as a result of any splits, recapitalizations, combinations or other similar transactions affecting the Company's capital stock underlying the Conversion Shares that occur prior to the conversion of this SAFE.

8.14   Further Assurances. From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this SAFE and any agreements executed in connection herewith.

8.15   Officers and Directors not Liable. In no event will any officer or director of the Company be liable for any amounts due and payable pursuant to this SAFE.

8.16   Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS SAFE, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

EKTO VR Community SPV, LLC(THE "SPV"),

Subscription Agreement

[INVESTMENT AMOUNT]   **[INVESTMENT DATE]**

EKTO VR Community SPV, LLC (the "SPV"), is a special purpose vehicle that will invest all of its assets in securities issued by EKTO VR, INC (the "Company"). By making an investment in the SPV through the digital platform at www.HoneycombCredit.com (the "Platform"), I understand and agree to the representations set forth below.

I have reviewed the following information and documents in connection with this Subscription Agreement:

1. The information on the Platform about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that no Honeycomb Party (as defined in this Subscription Agreement) is responsible for the adequacy, completeness, or accuracy of this information;

2. The Form C relating to this investment, jointly prepared by the Company and the SPV, which provides information about the offering by the Company through the use of the SPV;

3. The Company's Subscription Agreement, which includes the terms of the Company securities to be purchased by the SPV, attached hereto as Appendix A.

4. The Operating Agreement for the SPV (the "**SPV Operating Agreement**")**,** which sets forth certain specific terms of the SPV, attached hereto as Exhibit B.

5. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

6. The Honeycomb Investor Agreement; and

7. The Honeycomb Terms of Service.

By making an investment in the SPV through the Platform, I agree to be bound by this Subscription Agreement and the terms of the other agreements listed above with respect to my investment in the SPV.

SUBSCRIPTION AGREEMENT

I.   Scope of the Agreement

1.   This Subscription Agreement ("**Agreement**") applies to each investment in EKTO VR Community SPV, LLC(the "**SPV**"). The SPV shall invest all of its assets in securities issued by **EKTO VR, INC** (the "**Company**") pursuant to the offering (the "**Offering**") that is exempt from registration under the Securities Act of 1933 (the "**Act**") pursuant to section 4(a)(6) thereof (the "**Crowdfunding Exemption**"). The terms of the Company securities to be purchased by the SPV are summarized in the Company's Subscription Agreement attached hereto as Appendix A.

2.   The SPV is formed by or on behalf of the Company as a crowdfunding vehicle within the meaning of and in compliance with 17 C.F.R. § 270.3a-9 and in accordance with the terms of the Operating Agreement for the SPV (the "**SPV Operating Agreement**"). A copy of the SPV Operating Agreement is attached hereto as Exhibit B.

3.   Important information about the Company, the SPV, and more generally about investments through the Platform, is available on the Platform. The Investor should review that information, and all relevant Company Information (as defined below), carefully before making an investment in the SPV.

4.   The SPV will offer membership interests **("Interests")** in that SPV pursuant to Regulation Crowdfunding under the Act.

5.   You hereby agree that each time you make an investment in the SPV, you will be deemed to have entered into this Agreement, and will be deemed to have made each representation and covenant contained in this Agreement.

II.   **Definitions**. Except as the context otherwise requires, any reference in this Subscription Agreement to:

1.   "**Investor**" and "**you**" shall mean a person (whether individually, jointly with another person, or through his or her individual retirement account) who has agreed to invest, or has invested, in any SPV; and

2.   "**Company Information**" means:

2.1   The information on the Honeycomb Platform about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that no Honeycomb Party (as defined herein) is responsible for the adequacy, completeness, or accuracy of this information;

2.2   The Form C relating to this investment, jointly prepared by the Company and the SPV, which provides information about the offering by the Company through the use of the SPV;

2.3   The Company's Subscription Agreement;

2.4   The Company Organizational Documents;

2.5   The SPV Operating Agreement; and

2.6   This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV.

3   "**Honeycomb Parties**" or "**Honeycomb Party**" means Honeycomb Credit, Inc., Honeycomb Portal, LLC, Honeycomb SMB, LLC, or Honeycomb SPV, LLC, and any of their respective affiliates, directors,

managers, officers, shareholders, members, employees, agents, or representatives.

III. INVESTOR'S REPRESENTATIONS AND COVENANTS

1. **Investor's Review of Information and Investment Decision**

   1.1 The Investor understands that the SPV will not register as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), nor will it make a public offering of its securities within the United States.

   1.2 The Investor has carefully read and understands the Company Information. The Investor acknowledges that it has made an independent decision to invest indirectly in the Company through the SPV and that, in making its decision to invest in a SPV, the Investor has relied solely upon the Company Information, any other relevant information on the Platform, and independent investigations made by the Investor. The Investor understands that no representations or warranties have been made to the Investor by the Honeycomb Parties, the SPV, any administrator appointed from time to time with respect to the SPV (the "**Administrator**"), any lead investor appointed from time to time with respect to the SPV, if any, (the "**Lead Investor**"), or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them regarding the Company.

   1.3 The Investor has been provided an opportunity to request additional information concerning the Company and the offering through the **Ask A Question** feature on Honeycomb.com.

   1.4 The Investor understands and agrees that no Honeycomb Party shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company. Such materials may include, but are not limited to, information provided by the Company in the Form C related to the offering, information available through the Platform, and materials distributed to the Investor by the SPV on behalf of a Company.

   1.5 The Investor represents and agrees that no Honeycomb Party has recommended or suggested any investment in a SPV, or any investment related to a Company, to the Investor.

   1.6 Investor understands that no Honeycomb Party is an adviser to Investor, and that Investor is not an advisory or other client of any Honeycomb Party.

   1.7 The Investor is not relying on any Honeycomb Party or any other person or entity with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Investor's own advisers that are not affiliated with any of the foregoing persons.

   1.8 The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the SPV and is able to bear such risks. The Investor has obtained, in the Investor's judgment, sufficient information to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the SPV, understands there are substantial risks of loss incidental to the purchase of an Interest and has determined that the Interest is a suitable investment for the Investor and consistent with the general investment objectives of the Investor.

2. **Investor's Representations Related To Investment in a SPV.**

   2.1. The Investor is acquiring the Interest for its own account, for investment purposes only and not with an intent to resell or distribute the Interest (or any distributions received from the SPV in

whole or in part), and the Investor agrees that it will not sell or otherwise transfer the Interest unless in compliance with Regulation Crowdfunding and other applicable securities laws, and with the terms and conditions of this Agreement.

2.2. The Investor's investment in the Interest is consistent with the investment purposes, objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity.

2.3. The Investor has all requisite power, authority and capacity to acquire and hold the Interest and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the Investor in connection with the Investor's subscription for the Interest, including without limitation this Subscription Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement or other undertaking to which the Investor is a party or by which the Investor may be bound. If the Investor is an entity, the person executing and delivering each of such instruments on behalf of the Investor has all requisite power, authority and capacity to execute and deliver such instruments, and, upon request by the SPV, will furnish to the SPV a true and correct copy of any instruments governing the Investor, including all amendments thereto. The signature on each of such instruments is genuine and each of such instruments constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms.

2.4. Each Investor hereby irrevocably designates, appoints and authorizes Honeycomb SPV LLC to act as the initial administrator for such Investor and to execute and deliver or accept on behalf of each of the Investor any documents necessary to give effect to the transactions contemplated by this Agreement. Each Investor hereby irrevocably authorizes the Administrator to take such action on its behalf under the provisions of this Agreement and the SPV Operating Agreement, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrator by the terms hereof, together with such powers as are reasonably incidental thereto. Administrator agrees to act as the Administrator on behalf of the Investors to the extent provided in the SPV Operating Agreement.

2.5. Pursuant to the requirements of Treas. Reg.§ 301.6109-l(c), the Investor has provided, or agrees to provide upon the earlier of (i) two years of an acquisition of an Interest or (ii) twenty (20) days before any distribution is to be made from the SPV, his, her or its taxpayer identification number (e.g., social security number or employer identification number) under penalties of perjury and has or will attest that the Internal Revenue Service has not notified the Investor that he, she or it is subject to backup withholding.

3. The Administrator Has The Right To Reject Any Subscription, In Whole Or In Part.

3.1. The Investor understands that the value of all investments in any SPV made through individual retirement accounts (**"IRAs"**) must be less than 25% of the value of the SPV's assets.

3.2. If the Investor is investing in a SPV through an employee benefit plan of any kind, including an individual retirement account (the "**Plan**"), and an individual or entity (the "**Fiduciary**") has entered into this Agreement on behalf of the Plan, the Fiduciary hereby makes the following representations, warranties, and covenants:

a. The Fiduciary is a fiduciary of the Plan who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Fund is consistent with the Fiduciary's responsibilities to the Plan under Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Investor, and the Fiduciary hereby agrees that, except for the representations, covenants and agreements contained in this section all representations, covenants and

agreements contained in this Agreement are made on behalf of the Investor who is investing through the Plan.

b. The execution and delivery of this Subscription Agreement, and the investment contemplated hereby has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust; and will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments.

c. The Fiduciary acknowledges that the assets of the Fund will be invested in accordance with the Company Information related to that Fund.

d. The Plan's purchase and holding of an Interest will not constitute a non- exempt transaction prohibited under ERISA, Section 4975 of the Internal Revenue Code, or any similar laws or other federal, state, local, foreign or other laws or regulations applicable to the Plan and its investments. No Honeycomb Party nor any of their affiliates, agents, or employees:

    (i)   exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase an Interest,

    (ii)   renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or

    (iii)   is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

e. The Fiduciary understands and agrees to the fee arrangements described in the Company Information.

f. The Fiduciary understands and agrees that, to prevent the assets of the SPV from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Internal Revenue Code, the Investor may be prohibited from purchasing or acquiring an Interest or may be required to redeem its Interest or a portion thereof.

3.3. The Investor acknowledges that the SPV and any Administrator, on the SPV's behalf, may not accept any investment from an Investor if the Investor cannot truthfully make the representations contained herein.

4. **The Correctness And Accuracy Of All Information Provided By Investor To The Company Or The SPV.**

4.1 The Investor confirms that all information and documentation provided to the Company, the SPV, and any Administrator, including, but not limited to, all information regarding the Investor's identity, taxpayer identification number, the source of the funds to be invested in the SPV, and the Investor's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct and complete. Should any such information change or no longer be accurate, the Investor agrees and covenants that they will promptly notify the Honeycomb Parties of such changes via the Platform. The Investor agrees and covenants that they or it will maintain accurate and up-to-date contact information (including email and mailing address) on the Platform and will promptly update such information in the event it changes or is no longer accurate.

4.2 The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Subscription Agreement will be relied upon by the Company, the SPV, and any Administrator in determining compliance with applicable laws, and shall survive the Investor's admission as a Member of the SPV.

4.3   All information that the Investor has provided to the Company, the SPV, and any Administrator concerning the knowledge and experience of financial, tax and business matters of the Investor is correct and complete.

5.   **The Honeycomb Parties' Right To Use Investor Information.**

5.1   The Investor agrees and consents to the Honeycomb Parties, their delegates and their duly authorized agents and any of their respective related, associated or affiliated companies obtaining, holding, using, disclosing and processing the Investor's data:

   a.   to facilitate the acceptance, management and administration of the Investor's subscription for an Interest on an on-going basis;

   b.   for any other specific purposes where the Investor has given specific consent to do so;

   c.   to carry out statistical analysis, market research, and tracking of investment performance over time;

   d.   to comply with legal or regulatory requirements applicable to the SPV and any Administrator or the Investor, including, but not limited to, in connection with anti-money laundering and similar laws;

   e.   for disclosure or transfer to third parties including the Investor's financial adviser (where appropriate), regulatory bodies, auditors, technology providers or to the SPV, any Administrator, any Lead Investor, and their delegates or their duly appointed agents and any of their respective related, associated or affiliated companies for the purposes specified above;

   f.   if the contents thereof are relevant to any issue in any action, suit or proceeding to which the Company, the SPV, any Administrator, any Lead Investor, or their affiliates are a party or by which they are or may be bound;

   g.   for other legitimate business of the Company, the SPV, any Administrator, or any Lead Investor.

5.2   The Investor acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the SPV or any Administrator (in the sole judgment of the SPV and/or any Administrator) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal) or otherwise.

5.3   The Investor agrees and consents to disclosure by the Company, the SPV and any of their agents, including any Administrator or any Lead Investor, to relevant third parties of information pertaining to the Investor in respect of disclosure and compliance policies or information requests related thereto. Without limiting the generality of the foregoing, the Investor agrees that information about the Investor may be provided to the Company in whose securities a SPV will or proposes to invest.

5.4   The Investor authorizes the Company, the SPV, any Administrator, and each SPV service provider to disclose the Investor's nonpublic personal information to comply with regulatory and contractual requirements applicable to the SPV and its investments. Any such disclosure shall be permitted notwithstanding any privacy policy or similar restrictions regarding the disclosure of the Investor's nonpublic personal information.

6. Key Risk Factors

6.1   The Investor understands that investment in a SPV may involve a complete loss of the Investor's investment. In this regard, the Investor understands that such venture investments involve a high degree of risk, and that many or most venture company investments lose money. An Investor may ultimately receive cash, securities, or a combination of cash and securities (and in many cases nothing at all). If the Investor receives securities, the securities may not be publicly traded, and may not have any significant value.

6.2   The Investor understands and agrees that the Interests are subject to restrictions on transfer and cannot be redeemed. Instead, an Investor typically must hold his or her Interest in a SPV until the SPV has sold or otherwise disposed of its investments and the SPV distributes its investments to the investors in the SPV (a **"Liquidation Event").** An Investor typically will not receive any distributions until such a Liquidation Event (and may not receive anything even upon a Liquidation Event), which may not occur for many years. The Investor must therefore bear the economic risk of holding their investment for an indefinite period of time.

6.3   The Investor understands and agrees that the Interests: (a) have not been registered under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction, and therefore an Interest cannot be resold, pledged, assigned or otherwise disposed of unless it is so registered or an exemption from registration is available; and (b) can only be transferred as permitted under Regulation Crowdfunding and subject to the terms and conditions of this Agreement.

6.4   The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in a SPV will have "phantom income," which could require them to pay taxes on their investment in a SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

6.5   The Investor understands and agrees that the SPV was formed by and is operated by Honeycomb SPV, LLC on behalf of the Company as a crowdfunding vehicle consistent with and pursuant to the terms and conditions set forth in 17 C.F.R. § 270.3a-9.

6.6   The Investor represents that he or she has read and understands the risk factors contained in the Company Information. The Investor understands and agrees that each Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in securities issued by that Company (including through a SPV), and that the Honeycomb Parties have no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all.

6.7   The Investor understands that any privacy statements, reports or other communications regarding the SPV and the Investor's investment in the SPV (including annual and other updates, and tax documents) will be delivered via electronic means, including through the Platform. The Investor hereby consents to electronic delivery as described in the preceding sentence. In so consenting, the Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Honeycomb Parties may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. No Honeycomb Party gives any warranties in relation to these matters.

6.8   The Investor understands and agrees that if he, she, they, or it does not provide a valid taxpayer identification number under penalties of perjury, and attest that the Investor has not been

notified by the Internal Revenue Service that he, she, they, or it is subject to backup withholding, the SPV will be required to withhold from any proceeds otherwise payable to the Investor an amount necessary to satisfy the SPV's backup withholding obligations.

6.9 The Investor understands and agrees that if he, she, they, or it does not provide a valid taxpayer identification number to the SPV, the SPV will withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations with respect to such amount. The SPV may also withhold any other amounts representing the SPV's reasonable estimation of penalties that may be charged by the Internal Revenue Service or any other taxing authority as a result of the Investor's failure to provide a valid taxpayer identification number.

7. Compliance With Anti-Money Laundering Laws.

7.1. The Investor represents and warrants that the Investor's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

7.2. The Investor acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the SPV, any Administrator, or any Lead Investor from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

7.3. The Investor acknowledges that the SPV prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) - (iv) are collectively referred to as "**Prohibited Persons**"). The Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

7.4. To the extent the Investor has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the SPV, and (iv) it will make available such information and any additional information requested by the SPV that is required under applicable regulations.

7.5. The Investor acknowledges and agrees that the SPV or any Administrator may "freeze the account" of the Investor, including, but not limited to, by suspending distributions from the SPV to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

7.6. The Investor acknowledges and agrees that the SPV and/or any Administrator, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the SPV or any Administrator

or their agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the SPV and any Administrator are prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

7.7. The Investor agrees that, upon the request of the SPV or any Administrator, it will provide such information as the SPV or any Administrator requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about the Investor.

8. Regulatory Provisions

8.1. The Investor understands that no federal or state agency has passed upon the Interests or made any findings or determination as to the fairness of this investment.

8.2. The Investor certifies that the information contained in the executed copy of Form W-9 submitted to the SPV (if any) and/or the taxpayer identification provided to the SPV is correct. The Investor agrees to provide such other documentation as the SPV determines may be necessary for the SPV to fulfill any tax reporting and/or withholding requirements.

8.3. The Investor understands and agrees that the Company may cause the SPV to make an election under Section 754 of the Internal Revenue Code (the **"Code"**) or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the SPV elects to be treated as an electing investment partnership, the Investor shall cooperate with the SPV to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Investor shall provide the SPV with any information necessary to allow the SPV to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

8.4. The Investor consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the SPV electronically via email, the Internet and/or another electronic reporting medium in lieu of paper copies. The Investor agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the Internal Revenue Service. Notwithstanding the Investor's consent to receive materials electronically, the Investor still may be required to print and attach its Schedule K-1 to a federal, state or local tax return.

9. Additional Investor Representations and Coveants

9.1. **Indemnification**

a. The Investor agrees to indemnify and hold harmless the Company, SPV and any Administrator, or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them, and each other person, if any, who controls, is controlled by, or is under common control with, any of the foregoing, within the meaning of Section 15 of the Securities Act, and their respective officers, directors, partners, members, shareholders, owners, employees and agents (collectively, the "**Indemnified Parties**") against any and all loss, liability, claim, damage and expense whatsoever (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon (i) any false representation or warranty made by the Investor, or breach or failure by the Investor to comply with any covenant or agreement made by the Investor, in this Subscription Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction, or (ii) any action for securities law violations instituted by the Investor that is finally resolved by judgment against the Investor.

b. The Investor also agrees to indemnify each Indemnified Party for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the beneficial owner to enter into this Subscription Agreement or perform the obligations hereof.

c. The Investor agrees to indemnify and hold harmless each Indemnified Party from and against any tax, interest, additions to tax, penalties, reasonable attorneys' and accountants' fees and disbursements, together with interest on the foregoing amounts at a rate determined by the SPV or any Administrator computed from the date of payment through the date of reimbursement, arising from the failure to withhold and pay over to the U.S. Internal Revenue Service or the taxing authority of any other jurisdiction any amounts computed, as required by applicable law, with respect to the income or gains allocated to or amounts distributed to the Investor with respect to its Interest during the period from the Investor's acquisition of the Interest until the Investor's transfer of the Interest in accordance with this Agreement, the SPV Operating Agreement, and Regulation Crowdfunding.

d. If for any reason (other than the willful misfeasance or gross negligence of the entity that would otherwise be indemnified) the foregoing indemnification is unavailable to, or is insufficient to hold such Indemnified Party harmless, then the Investor shall contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Investor on the one hand and the Indemnified Parties on the other but also the relative fault of the Investor and the Indemnified Parties, as well as any relevant equitable considerations.

e. The reimbursement, indemnity and contribution obligations of the Investor under this section shall be in addition to any liability that the Investor may otherwise have, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnified Parties.

9.2. **Counsel.** The Investor understands (a) that legal counsel to the Honeycomb Parties is not legal counsel to the SPV or any Investor by virtue of its investment in the SPV, (b) that no independent counsel has been retained by any Honeycomb Party or the Company to represent the SPV or Investors in the SPV; (c) that no Honeycomb Party, including its counsel, has independently verified any factual assertions made in the Company Information or on the Platform; and (d) that no Honeycomb Party, including its counsel, is responsible for the SPV's compliance with its investment program or applicable law.

9.3. **Power of Attorney.** The Investor hereby appoints each of the Company and Honeycomb SPV, LLC as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

a. the organizational documents to form the SPV under the laws of the State where the Company is organized, as well as any required amendments;

b. the SPV Operating Agreement and any duly adopted amendments;

c. any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the SPV; and

d.　any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the SPV's business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another SPV member for all of the Investor's investment in the SPV or upon the liquidation or termination of the the the SPV. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the SPV, and any Administrator taken in good faith under this power of attorney.

9.4. **Confidentiality.**

a. The Investor agrees that the Company Information and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the SPV and/or any Administrator and all other documents and information concerning the affairs of the SPV and/or the Fund's investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the SPV (collectively, the **"Confidential Information"**) that the Investor may receive pursuant to or in accordance with the use of the Platform, an investment in one or more SPVs, or otherwise as a result of its ownership of an Interest in the SPV, constitute proprietary and confidential information about the SPV or any Administrator (the **"Affected Parties"**).

b. The Investor acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. The Investor further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Companies or their respective businesses. The Investor shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to- know basis to the Investor's legal, accounting or investment advisers, auditors and representatives (collectively, **"Advisers"**), except to the extent compelled to do so in accordance with applicable law (in which case the Investor shall promptly notify the SPV of the Investor's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by the Investor.

c. To the fullest extent permitted by law, the Investor agrees not to request disclosure or inspection of any such information after the Investor is notified (whether in response to the Investor's request for information or otherwise) that the SPV has determined not to disclose such information.

d. The Investor agrees that the SPV, and the SPV service providers would be subject to potentially irreparable injury as a result of any breach by the Investor of the covenants and agreements set forth in this section, and that monetary damages would not be sufficient to compensate or make whole the SPV and the SPV services providers for any such breach. Accordingly the Investor agrees that the SPV and the SPV service providers shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

IV. MISCELLANEOUS PROVISIONS

1.1　**Amendments.** Neither this Subscription Agreement nor any term hereof may be supplemented,

changed, waived, discharged or terminated except with the written consent of the Company on behalf of the SPV and the Investors holding at least a majority of the then outstanding amount of Interests in the SPV.

1.2 **Assignability and Transferability.** This Subscription Agreement is not transferable or assignable by the Investor without the prior written consent of the Company on behalf of the SPV, and any transfer or assignment in violation of this provision shall be null and void. The Interests in the SPV being acquired by Investor herein may only be transferred by Investor in compliance with Regulation Crowdfunding and the terms and conditions of this Agreement. If Investor seeks to transfer the Interests, Investor shall first give written notice to the Company and the Administrator, including the number of Interests that Investor desires to transfer, the proposed price, the name and contact information of the proposed buyer, and any other information that the Company or the Administrator may reasonably request. To the extent possible, such notice shall be provided through the Platform. Any transfer of Interests shall be subject to execution by Investor and the proposed transferee of appropriate documentation, as may be required by the Company or the Administrator, in their discretion. Investor further acknowledges that pursuant to the SPV Operating Agreement, the Administrator, may impose additional restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion.

1.3 **Repurchase.** In the event that the SPV or any Administrator determines that it is likely that within twelve (12) months the securities of the SPV or the Company will be held of record by a number of persons that would require the SPV or the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the SPV shall have the option to repurchase the Interests from each Investor to the extent necessary to avoid the requirement to register a class of its securities under the Exchange Act. Such repurchase of Interests shall be for the greater of (i) the purchase price of the Interests, or (ii) the fair market value of the Interests, as determined by an independent appraiser of securities chosen by the Administrator. Any such repurchase may only occur with the consent of the Administrator.

1.4 **Governing Law;** Consent to Jurisdiction. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the Commonwealth of Pennsylvania. Any action or proceeding brought by the SPV or any SPV service provider against one or more investors in the SPV relating in any way to this Subscription Agreement or the SPV Agreement may, and any action or proceeding brought by any other party against the SPV or any SPV service provider relating in any way to this Subscription Agreement or the Company Information shall, be brought and enforced in the state courts of the Commonwealth of Pennsylvania located in Allegheny County or (to the extent subject matter jurisdiction exists therefore) in the courts of the United States located in the Western District of Pennsylvania; and the Investor and the SPV irrevocably submit to the jurisdiction of both such state and federal courts in respect of any such action or proceeding. The Investor and the SPV irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the Commonwealth of Pennsylvania located in Allegheny County or in the courts of the United States located in the Western District of Pennsylvania and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

1.5 **Severability**. If any provision of this Subscription Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law. Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable**.**

1.6 **Headings.** The headings in this Subscription Agreement are for convenience of reference only, and

shall not limit or otherwise affect the meaning hereof.

1.7   **General.** This Subscription Agreement shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, shall survive the admission of the Investor as a member of a SPV, and shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons.

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

Bradley Factor

[sig|req|1]

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Bradley Factor

EKTO VR, INC